SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G

     Information Statement Pursuant To Rules 13d-1 And 13d-2
          Under the Securities and Exchange Act of 1934
                       (Amendment No. 2)*


                   General Dynamics Corporation
                        (Name of Issuer)


                          Common Stock
                 (Title of Class of Securities)


                          369550 10 8
                         (CUSIP Number)



Check the following box if a fee is being paid with the statement
[ ].

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)








____________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                (Continued on following page(s))

CUSIP No. 369550 10 8       13G



     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
 1
     Warren E. Buffett     ###-##-####


     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [ ]
  2
                                                     (b)  [X]

     SEC  USE ONLY
  3


      CITIZENSHIP OR PLACE OF ORGANIZATION
  4
      United States Citizen


               5    SOLE VOTING POWER
  NUMBER OF                   -0-
   SHARES
 BENEFICIALLY  6    SHARED VOTING POWER
  OWNED BY          5,716,900 Shares Common Stock
    EACH
 REPORTING     7    SOLE DISPOSITIVE POWER
   PERSON                        -0-
    WITH
               8    SHARED DISPOSITIVE POWER
                    5,716,900 Shares Common Stock

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     5,716,900 Shares Common Stock

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

                                                       [  ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.1% of Common Stock (see response to Item 4)


12   TYPE OF REPORTING PERSON*
                      IN


               *SEE INSTRUCTIONS BEFORE FILLING OUT!

  CUSIP No. 369550 10 8        13G



    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1
      Berkshire Hathaway Inc.  04-2254452


    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [ ]
  2
                                                     (b)  [X]


    SEC USE ONLY
  3



    CITIZENSHIP OR PLACE OF ORGANIZATION
  4
      Delaware Corporation


                5  SOLE VOTING POWER
  NUMBER OF                        -0-
    SHARES
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY        5,716,900 Shares Common Stock
     EACH
   REPORTING    7  SOLE DISPOSITIVE POWER
    PERSON                         -0-
     WITH
                8  SHARED DISPOSITIVE POWER
                   5,716,900 Shares Common Stock

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       5,716,900 Shares Common Stock

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
                                                         [  ]


11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     9.1% of Common Stock (see response to Item 4)


12 TYPE OF REPORTING PERSON*

                         HC, CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 369550 10 8        13G



     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1
       National Indemnity Company    47-0355979


    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                     (a)  [ ]
  2
                                                     (b)  [X]


    SEC USE ONLY
  3



    CITIZENSHIP OR PLACE OF ORGANIZATION
  4
      Nebraska Corporation


               5  SOLE VOTING POWER
  NUBER OF                        -0-
   SHARES
 BENEFICIALLY  6  SHARED VOTING POWER
   OWNED BY         4,961,300 Shares Common Stock
     EACH
   REPORTING   7  SOLE DISPOSITIVE POWER
    PERSON                   -0-
     WITH
              8   SHARED DISPOSITIVE POWER
                    4,961,300 Shares Common Stock

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       4,961,300 Shares Common Stock

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
                                                        [  ]


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      7.9% of Common Stock (see response to Item 4)


 12  TYPE OF REPORTING PERSON*

                         IC, CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 369550 10 8        13G


     NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
  1
       National Fire and Marine Insurance Company  47-6021331


     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  [ ]
  2
                                                       (b)  [X]


     SEC USE ONLY
  3



     CITIZENSHIP OR PLACE OF ORGANIZATION
  4
       Nebraska Corporation


               5   SOLE VOTING POWER
  NUMBER OF                          -0-
    SHARES
 BENEFICIALLY  6   SHARED VOTING POWER
   OWNED BY          755,600 Shares Common Stock
     EACH
   REPORTING   7   SOLE DISPOSITIVE POWER
    PERSON                           -0-
     WITH
               8   SHARED DISPOSITIVE POWER
                     755,600 Shares Common Stock

  9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       755,600 Shares Common Stock

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
                                                           [  ]


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       1.2% of Common Stock (see response to Item 4)


 12  TYPE OF REPORTING PERSON*

                           IC, CO

               *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a). Name of Issuer:

           General Dynamics Corporation


Item 1(b). Address of Issuer's Principal Executive Offices:

           3190 Fairview Park Drive
           Falls Church, Virginia 22042


Item 2(a). Name of Persons Filing:
Item 2(b). Address of Principal Business Office:
Item 2(c). Citizenship:

           Warren E. Buffett
           1440 Kiewit Plaza
           Omaha, Nebraska 68131
           (United States Citizen)

           Berkshire Hathaway Inc.
           1440 Kiewit Plaza
           Omaha, Nebraska 68131
           (Delaware Corporation)

           National Indemnity Company
           3024 Harney Street
           Omaha, Nebraska 68131
           (Nebraska Corporation)

           National Fire and Marine Insurance Company
           3024 Harney Street
           Omaha, Nebraska 68131
           (Nebraska Corporation)


Item 2(d). Title of Class of Securities:

           Common Stock


Item 2(e). CUSIP Number:

           369550 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:


      (a)  [ ]     Broker or Dealer registered under Section 15
                   of the Act:

                       Not applicable

      (b)  [ ]     Bank as defined in Section 3(a)(6) of the Act:

                       Not applicable

      (c)  [X]     Insurance Company as defined in Section
                   3(a)(19) of the Act:

                       National Indemnity Company
                       National Fire and Marine Insurance Company

      (d)  [ ]     Investment Company registered under Section 8
                   of the Investment Company Act:

                       Not applicable

      (e)  [ ]     Investment Adviser registered under Section
                   203 of the Investment Advisers Act of 1940:

                       Not applicable

      (f)  [ ]     Employee Benefit Plan, Pension Fund which is
                   subject to the provisions of the Employee
                   Retirement Income Security Act of 1974 or
                   Endowment Fund:

                       Not applicable

      (g)  [X]     Parent Holding Company, in accordance with
                   Rule 13d-1(b)(ii)(G):

                       Berkshire Hathaway Inc.
                       Warren E. Buffett (individual who may be
                         deemed to control Berkshire Hathaway
                         Inc.)

      (h)  [ ]     Group, in accordance with Rule
                   13d-1(b)(1)(ii)(H):

                       Not applicable.

Item 4.    Ownership

      Warren E. Buffett

           (a)     Amount Beneficially Owned:  5,716,900 shares
                   Common Stock.

           (b)     Percent of Class:  9.1% of Common Stock.**

           (c)     Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:
                   none.

                   (ii)  shared power to vote or to direct the
                   vote:  5,716,900 Shares Common Stock.***

                   (iii)  sole power to dispose or direct the
                   disposition of:  none.

                   (iv) shared power to dispose or to direct the disposition of: 5,716,900 Shares Common
                   Stock.

      Berkshire Hathaway Inc.

           (a)     Amount Beneficially Owned:  5,716,900 shares
                   Common Stock

           (b)     Percent of Class:  9.1% of Common Stock.**

           (c)     Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:
                   none.

                   (ii)  shared power to vote or to direct the
                   vote:  5,716,900 Shares Common Stock.***

                   (iii)  sole power to dispose or direct the
                   disposition of:  none.

                   (iv) shared power to dispose or to direct the disposition of: 5,716,900 Shares Common
                   Stock.

      National Indemnity Company

           (a)     Amount Beneficially Owned:  4,961,300 shares
                   Common Stock.

           (b)     Percent of Class:  7.9% of Common Stock.**

           (c)     Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:
                   none.

                   (ii)  shared power to vote or to direct the
                   vote:  4,961,300 shares Common Stock.***

                   (iii)  sole power to dispose or direct the
                   disposition of:  none.

                   (iv) shared power to dispose or to direct the disposition of: 4,961,300 shares Common
                   Stock.

      National Fire and Marine Insurance Company

           (a)     Amount Beneficially Owned:  755,600 shares
                   Common Stock

           (b)     Percent of Class:  1.2% of Common Stock.**

           (c)     Number of shares as to which such person has:

                   (i)  sole power to vote or to direct the vote:
                   none.

                   (ii)  shared power to vote or to direct the
                   vote:  755,600 Shares Common Stock.***

                   (iii)  sole power to dispose or direct the
                   disposition of:  none.

                   (iv) shared power to dispose or to direct the disposition of: 755,600 Shares Common Stock.

_______________

**   Percentages based on 63,080,147 shares of the Issuer's
Common Stock outstanding as of July 31, 1994 according to the Issuer's report on Form 10Q for the quarter then ended.

*** On September 17, 1992, the reporting persons granted the Issuer's board of directors a proxy to vote their shares of the Issuer's Common Stock as long as William A. Anders remains the Issuer's chief executive officer, and on March 11, 1993 amended the proxy to be effective so long as William A. Anders remained the Issuer's chairman. Mr. Anders ceased being the Issuer's chairman in May 1994. Amendment No. 1 to this Schedule 13G, which was filed during the effectiveness of such proxy, reported that the reporting persons had no power to vote or to direct the vote of their shares of the Issuer's Common Stock. The reporting persons report on this Amendment No. 2 to Schedule 13G the power to vote and to direct the vote of their shares of the Issuer's Common Stock.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.


Item 6.    Ownership of More than Five Percent on Behalf of
           Another Person.

           No person other than as described in Item 4 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


Item 7.    Identification and Classification of the Subsidiary
           Which Acquired the Security Being Reported on By the
           Parent Holding Company.

           See Item 3(c) and Exhibit A.


Item 8.    Identification and Classification of Members of the
           Group.

           Not applicable.


Item 9.    Notice of Dissolution of Group.

           Not applicable.


Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 9th day of September, 1994.



                              /s/ Warren Buffett
                              Warren E. Buffett




                              BERKSHIRE HATHAWAY INC.
                              NATIONAL INDEMNITY COMPANY
                              NATIONAL FIRE AND MARINE
                                  INSURANCE COMPANY


                              By: /s/ Warren E. Buffett
                                  Warren E. Buffett
                                  Chairman of the Board

                            EXHIBIT A


         RELEVANT SUBSIDIARIES OF PARENT HOLDING COMPANY


Parent Holding Company:

         Berkshire Hathaway Inc.

         Warren E. Buffett (an individual who may be deemed to control Berkshire Hathaway Inc.)


Relevant Subsidiaries Which Are Insurance Companies as Defined in
Section 3(a)(19) of the Act:

         National Indemnity Company
         National Fire and Marine Insurance Company

Note: No Common Stock of General Dynamics Corporation is held directly by Berkshire Hathaway Inc. Other than the indirect holdings of Berkshire Hathaway Inc., no Common Stock of General Dynamics Corporation is held directly or indirectly by Warren E. Buffett, an individual who may be deemed to control Berkshire Hathaway Inc.